Filed Pursuant To Rule 433

Registration No. 333-180974

October 29, 2013

World Gold Council’s Feldman: Case To Own Gold Remains Strong posted on SeekingAlpha.com October 28, 2013

By Sumit Roy

WGC’s managing director of investment worldwide discusses the outlook for the yellow metal.

Kevin Feldman is managing director of investment worldwide for the World Gold Council. Prior to the WGC, he held positions at BlackRock, where he was head of iShares Marketing, as well as Barclays Global Investors, Vanguard and Charles Schwab & Co. His expertise includes global ETF and U.S. mutual funds markets, in addition to marketing, product strategy and general management experience for the World Gold Council. HAI Managing Editor Sumit Roy recently caught up with Feldman to discuss the gold market.

HardAssetsInvestor: Are institutional investors still interested in gold? I ask because assets in ETFs like GLD are still declining to new multiyear lows, even this week.

Kevin Feldman: I think there were two very large macro risks that a lot of institutional investors perceived coming out of the [2008/2009] financial crisis. The first was that quantitative easing would lead to inflationary effects. The second one came in 2011, with all the risks related to concerns about the eurozone breakup.

Additionally, there had already been a fairly strong gold market leading into 2008/2009, which was much more anchored to fundamentals-things that we’ve been studying for years, such as the rising middle class across Asia and the huge demand for gold there.

That, combined with the two macro risks that people were trying to hedge against, really had a lot of capital flowing into gold in the period from 2009 to 2012.

What we saw this year was a more risk-on-oriented footing. Clearly, there has not been a lot of inflation in developed markets, and the euro crisis is on the backburner.

What we’ve seen in terms of the flows this year from GLD and other ETFs is that most of the outflow activity has been very concentrated in that institutional space. And a lot of that more speculative money has now left.

But that happened during the first six months of the year. If you look at the flow patterns over the last few months, they’ve been moving up and down, but the very large outflows have abated.

It’s really hard to time the market. Our view has always been, for most investors, it’s wise to just put it in their portfolio and leave it in for the duration.

HAI: Gold never reacted to the Washington stalemate we had just a few weeks ago. Why is that?

Feldman: With regard specifically to what was happening in Washington, you could say that across all of the markets, there was a view that some sort of agreement was going to be reached.

In that way, gold was behaving like all of the other asset classes. There wasn’t a huge flight to Treasuries either, and stocks didn’t sell off a whole lot. Markets correctly perceived an agreement was going to happen.

HAI: You touched on the fact that inflation never took off over the last few years. Why is that, even though we’re getting all this quantitative easing? A lot of people did buy gold in expectations of this inflation.

Feldman: Just to be clear, our view is that gold is very well proven as an inflation hedge. But coming immediately out of the financial crisis, where there was so much overcapacity in the system, the idea that somehow you could have inflation in that environment, there was no historical precedent for that.

If you go back to the 1930s, which is the closest analogy to the situation we were in-with zero percent interest rates, essentially a liquidity trap environment-there is no way to model out how you would have inflation with such high unemployment, such high productive capacity available. Now, over the long term, the longer the Fed keeps interest rates at zero (or negative yield on real rates), and the longer that we’re into QE, the risks of inflation rise.

And the exit becomes increasingly challenging because you could end up with a situation where it’s very difficult to manage the end of these monetary policies if we really did get inflationary pressure.

Our long-term view is that there are still risks for inflation, even though in the short term, just coming right out of the financial crisis, there was no way for inflation to materialize.

If you had bought gold in 2008 because you had that very specific view, and you thought it was going to happen in 12 to 18 months, you were disappointed.

HAI: What do you think about Asia? Obviously, the demand there is surging record levels or near record levels. Do you see that continuing? And do you see any potential for ETFs to make inroads there?

Feldman: Gold is quite available and heavily used for investment in Asia. In some Asian markets, where you have pressures for local currency devaluations, gold is a very logical store of value for people who are looking for liquid alternatives. It’s not a surprise to us that we see a very strong demand.

In terms of your question on ETFs, that really involves whether countries have the market structure that can really sustain an ETF model for investment. At this stage, it’s still very much in the developing arena. There are some gold ETFs in India. We recently noted the ones that launched locally in China this year. We have our own GLD that trades out of Hong Kong and Singapore and is active.

But it’s still very much a smaller and emerging industry compared to the physical bullion, bar and coin market, which is quite well developed.

HAI: Finally, I wanted to get your sense on the supply side of the market. Are cutbacks on the horizon?

Feldman: Our view is that the longer that gold prices stay within this range or lower, the more pressure that will develop, and that there will eventually be cuts to production.

These are longer timeline types of decisions that are made by gold mining firms. But given all the restructuring that’s going on in the industry right now, and the pressure they’ve come under with this violent change to the price this year, if we do continue to have prices at this level, we would expect production to contract in future years.

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